PNC Mortgage Corp. of America
75 North Fairway Drive
Vernon Hills  IL 60061
847 549 6500 Tel

PNC MORTGAGE
(LOGO)

  Report of Management on Compliance with the Minimum Servicing Standards Set
              Forth in the Uniform Single Attestation Program for
                                Mortgage Bankers

We, as members of management of PNC Mortgage Corp. of America (PNCMCA), a wholly owned subsidiary of PNC Bank Corp. (PNCBC), are responsible for complying with the minimum servicing standards as set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP). We are also responsible for establishing and maintaining effective internal control over compliance with these standards. We have performed an evaluation of PNCMCA's compliance with the minimum servicing standards as set forth in the USAP as of December 31, 1998 and for the year then ended. Based on this evaluation, we assert that during the year ended December 31, 1998, PNCMCA complied, in all material respects, with the minimum servicing standards set forth in the USAP.

As of and for this same period, PNCBC had in effect a fidelity bond in the amount of $300,000,000 and an error and omissions policy in the amount $45,000,000.

Saiyid Naqvi
President and CEO

George Wessel
Senior Vice President

January 22, 1999